UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DELTA PETROLEUM CORPORATION

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

KIRK KERKORIAN

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

247907207

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Glaser, Weil, Fink,

Jacobs, & Shapiro, LLP

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration Number:	Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 36,128,000
8. Shared Voting Power
9. Sole Dispositive Power 36,128,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,128,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 34.96% *
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 103,350,044 shares of common stock issued and outstanding as of November 3, 2008, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008.

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 36,128,000
8. Shared Voting Power
9. Sole Dispositive Power 36,128,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,128,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 34.96% *
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 103,350,044 shares of common stock issued and outstanding as of November 3, 2008, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008.

For Immediate Release

Tracinda Announces It Will Not Proceed With Tender Offer For

Delta Petroleum Shares

Los Angeles – November 6, 2008 – Tracinda Corporation announced today that it has determined not to proceed with its previously announced tender offer for 14 million shares of Delta Petroleum Corporation (NASDAQ: DPTR) common stock. Tracinda cited the steep decline in the price of the Delta shares and the continued uncertainty in the capital and stock markets as factors contributing to its decision. Since Tracinda announced its intent to make a tender offer on October 31, 2008, Delta’s shares have declined from $9.11 (the closing price on the date before Tracinda’s announcement) to $6.66, or approximately 26.9%. Tracinda remains Delta’s largest shareholder with an approximate 35% stake and continues to believe strongly in Delta’s fundamental business model, its management team and its overall position in the industry.

# # #

Contact:

Abernathy MacGregor Group

Winnie Lerner / Tom Johnson 212-371-5999